EXHIBIT 4

JOINT FILING AGREEMENT

The undersigned agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, the statement dated March 5, 2007 containing the information required by Schedule 13D, relating to the common stock of Avantair, Inc., on behalf of the undersigned.

Dated: March 5, 2007	BHP Partners LLC

	By:	/s/ Fred B. Barbara
	Name:	Fred B. Barbara
	Title:	Manager

Dated: March 5, 2007	/s/ Fred B. Barbara
Fred B. Barbara